Exhibit 99.2

Third Quarter 2024 Earnings Call October 23, 2024

Forward-Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; natural disasters including severe flooding and other weather-related events; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Third Quarter 2024—Earnings Call—2

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, non-cash impact of metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future. Third Quarter 2024—Earnings Call—3

Jean-Marc Germain Chief Executive Officer

Q3 2024 Highlights

- **Safety**: Recordable case rate (RCR)[1] of ~1.7 per million hours worked in Q3 2024; YTD RCR of ~1.9 per million hours worked
- **Shipments**: 352 thousand tons (-5% YoY)
- **Revenue**: €1.6 billion (-5% YoY)
- **Net income**: €3 million
- **Adjusted EBITDA**: €110 million
  - Includes negative €17 million impact at Valais as a result of the flood
  - Includes negative non-cash metal price lag impact of €3 million
- **Cash from Operations**: €86 million
- **Free Cash Flow**: €(10) million
  - Includes negative €6 million impact at Valais as a result of the flood
- **Shareholder Returns**: repurchased 1.2 million shares for $21 million
- **Leverage**: 2.8x at September 30, 2024



Adjusted EBITDA Bridge
in € millions
141
(27)
168
26
79
67
(4)
(6)
(32)
(16)
(0)
113
10
47
61
(4)
(3)
110
Includes €17M impact at Valais as a result of the flood
3Q23 Adj. EBITDA
Metal price lag
P&ARP
A&T
AS&I
H&C
Metal price lag
3Q24 Adj. EBITDA

Challenging Q3 with increased demand weakness in several end markets and the financial impact at Valais as a result of the flood

Constellium

[1] Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.

Note: Segment Adjusted EBITDA excludes the non-cash impact of metal price lag. Amounts may not sum due to rounding.

Third Quarter 2024 - Earnings Call - 5

Jack Guo Chief Financial Officer

Packaging & Automotive Rolled Products Q3 Q3 Q3 2024 Performance 2024 2023% â–³ Segment Adjusted EBITDA of €61 million Shipments (kt) 261 261 — % > Higher packaging shipments Revenue (€m) 993 954 4% > Lower automotive and specialty shipments 61 67 (9)% > Unfavorable metal costs given tighter scrap spreads in Segment Adj. EBITDA (€m) North America Segment Adj. EBITDA (€ / t) 234 256 (9)% > Lower operating costs Q3 2024 Segment Adjusted EBITDA Bridge Third Quarter 2024—Earnings Call—7

Aerospace & Transportation Q3 Q3 Q3 2024 Performance 2024 2023% â–³ Segment Adjusted EBITDA of €47 million Shipments (kt) 48 53 (9)% > Stable aerospace shipments Revenue (€m) 383 404 (5)% > Lower TID shipments 47 79 (41)% > Unfavorable price and mix Segment Adj. EBITDA (€m) > Unfavorable impact of Valais flood(1) Segment Adj. EBITDA (€ / t) 979 1,480 (34)% Q3 2024 Segment Adjusted EBITDA Bridge (1) (1) Financial impact at Valais as a result of the flood. Insurance proceeds accounted for below Adjusted EBITDA. Third Quarter 2024—Earnings Call—8

Automotive Structures & Industry Q3 Q3 Q3 2024 Performance 2024 2023% â–³ Segment Adjusted EBITDA of €10 million Shipments (kt) 42 55 (24)% > Lower automotive and industry shipments (Q3 2023 Revenue (€m) 293 370 (21)% includes CED business which was sold in Q3 2023) > Unfavorable price and mix Segment Adj. EBITDA (€m) 10 26 (61)% > Lower costs (1) Segment Adj. EBITDA (€ / t) 238 467 (49)% > Unfavorable impact of Valais flood Q3 2024 Segment Adjusted EBITDA Bridge (1) (1) Financial impact at Valais as a result of the flood. Insurance proceeds accounted for below Adjusted EBITDA. Third Quarter 2024—Earnings Call—9

Free Cash Flow YTD YTD YTD 2024 Free Cash Flow Highlights in € millions 2024 2023 Net cash flows from operating activities 292 321 > Free Cash Flow of €57 million; lower compared to YTD 2023 as a result of: Purchases of property, plant and – YTD 2024 includes €6 million impact at Valais as (235) (209) equipment, net of grants received a result of the flood, – Lower Segment Adjusted EBITDA, Free Cash Flow 57 112 – Higher capital expenditures, and – Higher cash taxes, partially offset by Track Record of Free Cash Flow Generation in € millions – Favorable working capital and – Lower cash interest > Repurchased 3.1 million shares for $60.4 million Third Quarter 2024—Earnings Call—10

Net Debt and Liquidity Net Debt and Leverage Debt / Liquidity Highlights in € millions > Leverage of 2.8x at quarter-end > Target leverage range of 1.5x to 2.5x; currently expect to be back in the range in 2025 > In August 2024, successfully refinanced U.S. Dollar and Euro denominated Senior Notes Due 2026 > In August 2024, extended Pan-U.S. ABL maturity to 2029 and increased commitment to $550 million > No bond maturities until 2028 > Strong liquidity position Maturity Profile(1) Liquidity in € millions in € millions (1) See Borrowings Table in the Appendix for more details Strong balance sheet and improved financial flexibility give us confidence to manage varying business conditions Third Quarter 2024—Earnings Call—11

Jean-Marc Germain Chief Executive Officer

End Market Updates

Packaging
38%

- Canstock inventory adjustments behind us in both North America and Europe
- Demand remains healthy in both North America and Europe
- Promotional activities at the retail level are up year-over-year but remain below historical levels
- Long-term trends remain in place with low to mid-single digit growth expected in both North America and Europe

Automotive
30%

- Production of light vehicles remains well below pre-COVID levels in Europe
- Demand starting to soften in North America; demand continues to weaken in Europe, particularly in the luxury/premium segment
  - Many global automotive OEMs have reduced their outlooks at least once in the last two quarters
    - Long-term trends for lightweighting and electrification still intact in automotive


A
Diversified
Platform

Aerospace
15%

- Commercial aircraft backlogs are robust today
- Long-term trends expected to remain intact, including increased passenger traffic
- Major OEMs remain focused on increasing build rates for both narrow and wide body aircraft, though supply chain struggles are slowing the ramp, causing shift in demand to the right
- Demand remains healthy in business/regional jet and defense

Specialties
17%

- Transportation, Industry and Defense (Rolled):
  - Sharp decline in demand in most North America markets; EU continues to weaken
- Industry (Europe Extrusions):
  - Demand continues to weaken across industrial markets and visibility is low
- Other Specialties (Rolled)
  - Demand remains weak

Constellium

Note: Percentages are based on LTM Revenue as of September 30, 2024.

Third Quarter 2024 - Earnings Call - 13

Update on Impact of Flooding in the Valais > In late June 2024, Constellium’s plate and extrusion shops in Sierre, as well as the casthouse in Chippis, were severely flooded Financial Impact at Valais – Operations were suspended; cleaning efforts are well underway as a Result of the Flood with safety and efficiency as a priority > Operations have partially restarted as of mid-October, and we expect Q3 2024 full operations in both the plate and extrusion shops by the end of November Adjusted EBITDA: €17 million > Extrusion and plate businesses expected to ramp-up to full production Free Cash Flow: €6 million by the end of Q1 2025 ——— > Mitigation plans underway to continue serving our customers FY 2024 – Some volumes transferred to other Constellium’s facilities Adjusted EBITDA: €30 million to €40 million – Some inventory recovered and shipped to customers Free Cash Flow: €60 million to €70 million – Incredible engagement from the local team > Working with local authorities to secure industrial site and ensure its long-term viability > Expect some cost impact in 2025 as production will continue to ramp; also expect to receive a portion of the insurance proceeds in 2025 – All insurance proceeds received in 2024 and 2025 accounted for below Adjusted EBITDA Third Quarter 2024—Earnings Call—14

Key Messages and Guidance Challenging environment in Q3 and Q4 2024 Targets > Further weakening across most end markets in EU; starting to see weakness in certain end markets in NA > Results impacted by the significant flooding event in Switzerland in late June, though significant 2024 Adjusted EBITDA(1) progress has been made and operations have partially restarted €580 million to €600 million > Started up new recycling center in Neuf-Brisach, France in September, slightly ahead of schedule and below budget ——— > Repurchased 1.2 million shares for $21 million during the quarter (3.1 million shares for $60.4 (1) Adjusted EBITDA million YTD 2024); plan to continue our share repurchase program in Q4 2024 Exciting future ahead with opportunities to grow our business and enhance of >€800 million profitability and returns (delayed pending market > Portfolio serving diversified and generally resilient end markets recovery) > Durable, sustainability-driven secular growth trends driving increased demand for our products ——— > Infinitely recyclable aluminium is part of the circular economy Leverage > Near-term Adjusted EBITDA drivers within our control; market recoveries provide additional upside; substantial value creation opportunities remain longer term, planting the seeds today for future 1.5x—2.5x growth and profitability > Execution focused with proven ability to flex costs > Strong balance sheet and Free Cash Flow generation allow financial flexibility and balanced capital allocations > Approximately $240 million remaining on existing share repurchase program(2)(3) Focused on executing our strategy and increasing shareholder value (1) Excludes one-time impact of €30 million to €40 million at Valais as a result of the flood, and the non-cash impact of metal price lag. (2) Third Quarter 2024—Earnings Call—15 Full execution of share repurchase program will require shareholder approval annually at the Annual General Meeting. (3) Expires December 2026.

Appendix

Reconciliation of Net Income to Adjusted EBITDA Three months ended Nine months ended September 30, 2024 September 30, (in millions of Euros) 2024 2023 2024 2023 Net income 3 64 91 118 Income tax expense 5 18 37 35 Income before tax 8 82 128 153 Finance costs—net 36 36 101 106 Income from operations 44 118 229 259 Depreciation and amortization 73 77 218 221 Restructuring costs 4 — 7 —Unrealized (gains) / losses on derivatives (18) (23) (18) 5 Unrealized exchange (gains) / losses from the remeasurement of monetary 1 — (1) —assets and liabilities—net Share based compensation costs 5 5 17 15 Losses / (gains) on disposal 2 (36) 3 (30) Other ≥130 (1) — 6 — Adjusted EBITDA 110 141 461 470 of which Metal price lag(1) (3) (27) 26 (72) (1) Excluded in Segment Adjusted EBITDA Third Quarter 2024—Earnings Call—17

Free Cash Flow Reconciliation Nine months ended Three months ended September 30, September 30, (in millions of Euros) 2024 2023 2024 2023 Net cash flows from operating activities 86 154 292 321 Purchases of property, plant and equipment, net of grants received (96) (76) (235) (209) Free Cash Flow (10) 78 57 112 (in millions of Euros) 2023 2022 2021 2020 2019 Net cash flows from operating activities 506 451 357 334 447 Purchases of property, plant and equipment, net of grants (336) (269) (222) (177) (271) received Free Cash Flow 170 182 135 157 176 Third Quarter 2024—Earnings Call—18

Net Debt Reconciliation (in millions of Euros) September 30, 2024 June 30, 2024 March 31, 2024 December 31, 2023 September 30, 2023 Borrowings 1,828 1,895 1,883 1,868 1,909 Fair value of net debt derivatives, 2 — 1 (2) —net of margin calls Cash and cash equivalents (152) (213) (180) (202) (159) Net Debt 1,677 1,682 1,704 1,664 1,750 LTM Segment Adjusted EBITDA(1) 606 661 697 713 690 Leverage 2.8x 2.5x 2.4x 2.3x 2.5x ≥130 (1) Segment Adjusted EBITDA excludes non-cash metal price lag Third Quarter 2024—Earnings Call—19

Reconciliation of LTM Segment Adjusted EBITDA to Net Income Twelve months ended (in millions of Euros) September 30, 2024 June 30, 2024 March 31, 2024 December 31, 2023 September 30, 2023 P&ARP 250 256 271 283 272 A&T 286 318 331 324 304 AS&I 100 116 123 133 139 H&C (29) (29) (28) (27) (25) Segment Adjusted EBITDA 606 661 697 713 690 Metal price lag 12 (12) (83) (86) (141) Adjusted EBITDA 618 649 615 627 549 Share based compensation costs (22) (22) (23) (20) (20) Losses on pension plan amendments — — — — 47 Depreciation and amortization (291) (295) (293) (294) (299) Restructuring costs (7) (3) — — (1) Unrealized (gains) / losses on derivatives 20 25 2 (3) 14 Unrealized exchange losses / (gains) from the (1) — (1) (2) 1 remeasurement of monetary assets and liabilities – net Losses on disposal (4) 34 34 29 28 Other (6) (7) — — — Income from operations ≥1 307 381 333 337 319 Finance costs—net (136) (136) (139) (141) (139) Income before tax 171 245 194 196 180 Income tax expense (69) (82) (70) (67) (32) Net income 102 163 124 129 148 (1) Segment Adjusted EBITDA excludes non-cash metal price lag Third Quarter 2024—Earnings Call—20

Borrowings Table At September 30, At December 31, 2024 2023 (in Nominal Nominal Nominal (Arrangement Accrued Carrying Carrying millions Value in Value in Rate fees) Interests Value Value of Euros) Currency Euros Senior Unsecured Notes Issued November 2017 and due 2026 $ 250 5.875% — — — — 230 Issued November 2017 and due 2026 € 400 4.250% — — — — 404 Issued June 2020 and due 2028 $ 325 5.625% 290 (3) 5 292 291 Issued February 2021 and due 2029 $ 500 3.750% 447 (4) 8 451 452 Issued June 2021 and due 2029 € 300 3.125% 300 (3) 2 299 300 Issued August 2024 and due 2032 $ 350 6.375% 313 (6) 3 310 —Issued August 2024 and due 2032 € 300 5.375% 300 (5) 2 297 — Lease liabilities 147 — 1 148 154 Other loans ≥130 31 — — 31 37 Total Borrowings 1,828 (21) 21 1,828 1,868 Of which non-current 1,775 1,814 Of which current 53 54 Third Quarter 2024—Earnings Call—21